Filed by Mallinckrodt plc

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Questcor Pharmaceuticals, Inc.

Commission File No.: 001-14758

Letter of Mark Trudeau, Mallinckrodt’s President and Chief Executive Officer, to Mallinckrodt Employees

This marks an incredibly exciting and momentous day for Mallinckrodt Pharmaceuticals, yet another in our first year as a publicly traded company. This morning, less than three weeks after bringing Cadence Pharmaceuticals into Mallinckrodt, we announced that we’ve entered into a definitive merger agreement whereby Questcor Pharmaceuticals will be acquired by Mallinckrodt. Following the closing of this transaction, we expect that we’ll significantly increase our scale, revenue, cash flow and profitability while enhancing and expanding the depth of our growing portfolio of Specialty Brands.

If you weren’t able to listen to the live call, I encourage you to listen to the replay, which is posted on our investor relations section of Mallinckrodt.com. You can also find our press release there.

This transaction is consistent with the strategic BD&L objectives that we have defined previously – to drive growth through opportunities that fit well with our core strengths, drive profit, and support our pipeline or are immediately accretive. It also aids our strategy of advancing the portfolio through focused R&D investments that leverage our core capabilities. Merging with Questcor clearly fits these criteria, both in terms of the accretive addition to our adjusted diluted earnings per share, as well as the R&D opportunities it will bring for our entire science organization to play a role.

Under the terms of the transaction, Questcor shareholders will receive $30.00 per share in cash and 0.897 Mallinckrodt shares for each share of Questcor common stock. Following completion of the merger, Mallinckrodt shareholders will own approximately 50.5% and former Questcor shareholders will own approximately 49.5% of the combined company.

We’re thrilled to bring together two fast-growing, specialty pharmaceutical companies, creating what we believe will be a significant and sustainable platform for future revenue and earnings growth, and will provide exceptional value for shareholders of both companies. Importantly, the acquisition will add to our Specialty Pharmaceuticals segment a significant new branded product, H.P. Acthar® Gel, an injectable therapy used in the treatment of a number of serious, difficult-to-treat autoimmune and inflammatory disorders where patients often have exhausted other good therapeutic options. Acthar has demonstrated impressive revenue growth in the past few years, and we expect future growth will be driven by increased prescribing for current on-label indications, and possibly future new indications as well.

Following on the heels of the Cadence acquisition and FDA approval of XARTEMIS™ XR, our transaction with Questcor will solidify our growth in the Specialty Pharmaceuticals industry, adding Acthar to our growing roster of brands like OFIRMEV®, EXALGO®, XARTEMIS™ XR and, longer term, MNK-155, in addition to our portfolio of core controlled substance specialty generics.

Upon completion of the transaction, approximately 70% of the fiscal year 2014 pro forma revenues of the combined company will come from branded and specialty generic pharmaceutical products. This is consistent with our objective to become a top quartile specialty pharmaceutical company by 2018 as measured by total shareholder return.

With the closing of the transaction, Questcor commercial operations will function as a separate business unit within Mallinckrodt’s Specialty Pharmaceuticals segment reporting directly to me. We expect to add Questcor executives to Mallinckrodt’s executive leadership team. We’ll also expand the Mallinckrodt Board of Directors to twelve members, with the addition of three directors from Questcor, including their CEO.

In the coming days, we’ll be establishing a joint integration team to begin to plan the post-closing integration details and some of you will be asked to be part of that next stage. We expect the transaction to close by the end of the third calendar quarter this year.

A special thanks to those who contributed to the exceptional work that was done to put this transaction together. Many of these same individuals continue to also play a role in the integration of Cadence, demonstrating solid professionalism and modeling the behaviors that are at the core of our cultural hallmarks.

As I’ve said to you repeatedly, we recognize there is a lot on our plates as we ramp up for growth, which will escalate even further once the merger with Questcor is completed. So even with these positive indications of our BD&L strategy, recent R&D/regulatory successes and the strong financial results reported so far, we must continue to strive for high performance from each and every one of us. I speak for the entire executive committee when I say that I’m incredibly proud of all that we’ve accomplished, and know we have the employee team in place to truly transform Mallinckrodt into a leading player in an industry that continues to see rapid consolidation. We must continue to challenge ourselves to do more.

In summary, we believe Questcor is an excellent strategic fit for us. This acquisition positions us to drive even greater value for our shareholders, employees, customers, and, importantly, patients around the world.

Thanks for all you do for Mallinckrodt. As we continue our journey, I rely heavily on your support and ongoing commitment to our success.

Sincerely,

Mark

Cautionary Statements Related to Forward-Looking Statements

Statements in this document that are not strictly historical, including statements regarding the proposed acquisition, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined businesses and any other statements regarding events or developments that we believe or anticipate will or may occur in the future, may be “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties. There are a number of important factors that could cause actual events to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These factors include risks and uncertainties related to, among other things: general economic conditions and conditions affecting the industries in which Mallinckrodt and Questcor operate; the commercial success of Mallinckrodt’s and Questcor’s products, including H.P. Acthar® Gel; Mallinckrodt’s and Questcor’s ability to protect intellectual property rights; the uncertainty of approval under the Hart Scott Rodino Antitrust Improvements Act; the parties’ ability to satisfy the merger agreement conditions and consummate the merger on the anticipated timeline or at all; the availability of financing, including the financing contemplated by the debt commitment letter, on anticipated terms or at all; Mallinckrodt’s ability to successfully integrate Questcor’s operations and employees with Mallinckrodt’s existing business; the ability to realize anticipated growth, synergies and cost savings; Questcor’s performance and maintenance of important business relationships; the lack of patent protection for Acthar, and the possible United States Food and Drug Administration (“FDA”) approval and market introduction of additional competitive products; Questcor’s reliance on Acthar for substantially all of its net sales and profits; Questcor’s ability to continue to generate revenue from sales of Acthar to treat on-label indications associated with nephrotic syndrome, multiple sclerosis, infantile spasms or rheumatology-related conditions, and Questcor’s ability to develop other therapeutic uses for Acthar; volatility in Questcor’s Acthar shipments, estimated channel inventory, and end-user demand; an increase in the proportion of Questcor’s Acthar unit sales comprised of Medicaid-eligible patients and government entities; Questcor’s research and development risks, including risks associated with Questcor’s work in the area of nephrotic syndrome and Lupus, and Questcor’s efforts to develop and obtain FDA approval of Synacthen; Mallinckrodt’s ability to receive procurement and production quotas granted by the U.S. Drug Enforcement Administration; Mallinckrodt’s ability to obtain and/or timely transport molybdenum-99 to our technetium-99m generator production facilities; customer concentration; cost-containment efforts of customers, purchasing groups, third-party payors and governmental organizations; Mallinckrodt’s ability to successfully develop or commercialize new products; competition; Mallinckrodt’s ability to integrate acquisitions of technology, products and businesses generally; product liability losses and other litigation liability; the reimbursement practices of a small number of large public or private issuers; complex reporting and payment obligation under healthcare rebate programs; changes in laws and regulations; conducting business internationally; foreign exchange rates; material health, safety and environmental liabilities; litigation and violations; information technology infrastructure; and restructuring activities. Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in (i) Mallinckrodt’s SEC filings, including its Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and Quarterly Report on Form 10-Q for the quarterly period ended December 27, 2013; (ii) the SEC filings of Cadence Pharmaceuticals, Inc., which was acquired by Mallinckrodt on March 19, 2014, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2013; and (iii) Questcor’s SEC filings, including its Annual Report on Form 10-K for the year ended December 31, 2013. The forward-looking statements made herein speak only as of the date hereof and none of Mallinckrodt, Questcor or any of their respective affiliates assumes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction between Mallinckrodt and Questcor, Mallinckrodt will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Mallinckrodt and Questcor that also constitutes a prospectus of Mallinckrodt. The definitive joint proxy statement/prospectus will be delivered to shareholders of Mallinckrodt and Questcor. INVESTORS AND SECURITY HOLDERS OF MALLINCKRODT AND QUESTCOR ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the definitive joint proxy statement/prospectus (when available) and other documents filed with the SEC by Mallinckrodt and Questcor through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Mallinckrodt will be available free of charge on Mallinckrodt’ internet website at www.Mallinckrodt.com or by contacting Mallinckrodt’s Investor Relations Department at (314) 654-6650. Copies of the documents filed with the SEC by Questcor will be available free of charge on Questcor’s internet website at www.Questcor.com or by contacting Questcor’s Investor Relations Department at (714) 497-4899.

Participants in the Merger Solicitation

Mallinckrodt, Questcor, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Mallinckrodt and Questcor shareholders in connection with the proposed merger and a description of their direct and indirect interests, by security holdings or otherwise, will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Mallinckrodt is set forth in its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on January 24, 2014 . Information about the directors and executive officers of Questcor is set forth in its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 15, 2013.